SCHLUETER & ASSOCIATES, P.C.

5655 SOUTH YOSEMITE STREET, SUITE 350

GREENWOOD VILLAGE, CO 80111

TELEPHONE: +1-303-292-3883

FACSIMILE: +1-303-648-5663

Email: hfs@schlueterintl.com

May 10, 2023

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn: Kate Beukenkamp

Re:	Roma Green Finance Ltd Amendment No. 5 to Draft Registration Statement on Form F-1 Submitted March 28, 2023 CIK No. 0001945240

Dear Ms. Beukenkamp,

Please accept this letter as the response of Roma Green Finance Ltd (“Registrant” or “Company”) to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to Amendment No. 5 to the Company’s Draft Registration Statement on Form F-1 confidentially submitted to the Commission on March 28, 2023 (the “Registration Statement”). The Company is concurrently filing with the Commission a Form F-1 Registration Statement (the “Revised Registration Statement”), which includes changes in response to the Staff’s comments.

For your convenience, the comments have been reproduced below, followed by the Registrant’s response.

Amendment No. 5 to Draft Registration Statement on Form F-1 submitted March 28, 2023

Recent Regulatory Development in the PRC, page 14

1.	We note your revisions in response to comment one, including regarding the Trial Administrative Measures of Overseas Offering and Listing by Domestic Companies, or Trial Administrative Measures. In this regard, we note that you do not believe you are subject to the Trial Administrative Measures, including due to all of your operations being conducted by your Hong Kong and Singapore operating subsidiaries. Please expand your disclosure to discuss why you do not believe you would be considered a domestic PRC company pursuant to the CSRC standards for determining an indirect offering or listing. We note that Hong Kong is considered a special administrative region of the PRC but may be subject to the same legal and operations risks associated with operating in the PRC. Further, please clarify if your senior managers in charge of your business operations and management are mostly citizens of the PRC or domiciled in mainland China. We note that in your response that you state that you do not employ any “PRC natural person.” Please include this disclosure, as well as your disclosure stating that in the opinion of your PRC legal counsel, you are not subject to permission requirements from the CSRC, in each place that you discuss the Trial Administrative Measures. Please also name your PRC counsel in the disclosure and file the consent of such counsel.

U.S. Securities and Exchange Commission

May 10, 2023

Response:

In response to this comment, the Registrant has revised the Revised Registration Statement on the cover page as follows:

“Based on the above mentioned, given that (i) the Company currently does not have, nor do it currently intend to establish, any subsidiary nor plan to enter into any contractual arrangements to establish a VIE structure with any entity in the PRC; (ii) it is not controlled by any PRC entity or individual; (iii) it does not have any operation in the PRC, nor does it have any partnership or cooperation with any PRC entity or individual; (iv) it currently does not have, nor does it plan to have, any investment, such as owning or leasing any asset, in the PRC; (v) it does not employed any PRC natural persons; and (vi) no revenue of the Company is generated from the PRC , this offering shall not be deemed as a domestic enterprise that indirectly offer or list securities on an overseas stock exchange, nor does it requires filing or approvals from the CSRC.

Further, as of the date of this prospectus, in the opinion of our PRC legal counsel, Guangdong Wesley Law Firm, the Company is not considered a domestic enterprise under the Trial Measures and the Trial Measures do not apply to the Company, and its listing on NASDAQ does not require fulfilling the filing procedure to the CSRC.”

2.	We note your disclosure regarding the Trial Administrative Measures, including the approval and promulgation of these regulations by the CSRC on February 17, 2023 and your response that in the opinion of PRC legal counsel you would not be deemed an “indirect overseas issuance and listing.” Please further revise your disclosure as follows:

● With respect to the Trial Administrative Measures, please elaborate on the type of sanctions that you might be subject to (quantify such sanctions if possible) and disclose who and/or which entity(ies) would be subject to such sanctions if you were deemed to be subject to the Trial Administrative Measures.

● Please disclose whether your offering is effectively contingent upon complying with the Trial Administrative Measures and receiving CSRC approval. If it is not, please explain the consequences of listing and being declared effective and then subsequently failing to comply with the Trial Administrative Measures and/or being denied CSRC approval. Please revise to quantify any fines, penalties, or sanctions, and clarify who or which entity(ies) would be subject to such fines, penalties, or sanctions. If delisting is a potential consequence, please revise to state as much, disclose the impact on the value of your shares, and update your risk factors accordingly to reflect all material risks to investors.

Response:

In response to this comment, the Registrant has revised the Revised Registration Statement on the cover page as follows:

“However, there can be no assurance that the relevant PRC governmental authorities, including the CSRC, would reach the same conclusion as us, or that the CSRC or any other PRC governmental authorities would not promulgate new rules or new interpretation of current rules (with retrospective effect) to require us to obtain CSRC or other PRC governmental approvals for this offering. If we or our Operating Subsidiaries inadvertently conclude that such approvals are not required, we may be required to make corrections, be given a warning, be fined between RMB1 million and RMB10 million, warn the responsible person and impose a fine of not less than RMB500,000 but not more than RMB5 million, fine the controlling shareholder not less than RMB1 million but not more than RMB10 million, prevent the Company from entering the securities market and our ability to offer or continue to offer our Ordinary Shares to investors could be significantly limited or completed hindered, which could cause the value of our Ordinary Shares to significantly decline or become worthless. Our Group may also face sanctions by the CSRC, the CAC or other PRC regulatory agencies. These regulatory agencies may impose fines and penalties on our operations in the PRC, limit our ability to pay dividends outside of the PRC, limit our operations in the PRC, delay or restrict the repatriation of the proceeds from this offering into the PRC or take other actions that could have a material adverse effect on our business, financial condition, results of operations and prospects, as well as the trading price of our securities.”

Please also note that on April 6, 2023, Ms. Luk Huen Ling Claire acquired all of the issued and outstanding shares of Top Elect from Mr. Cheng King Yip. Accordingly, as of the date of the Revised Registration Statement, Ms. Luk, an executive Director and chief executive officer, indirectly through Top Elect beneficially owns 90.5% of our issued and outstanding Ordinary Shares.

The Company respectfully requests the Staff’s assistance in completing its review of the Revised Registration Statement as soon as possible. If you have any questions regarding the foregoing or desire further information or clarification, please do not hesitate to contact the undersigned at (303) 868-3382.

U.S. Securities and Exchange Commission

May 10, 2023

Thank you for your review.

Very truly yours,

/s/ Henry F. Schlueter
Henry F. Schlueter

C:	Roma Green Finance Limited